October 7, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Terence O’Brien, Accounting Branch Chief

    Nudrat Salik, Staff Accountant

    Jay Ingram, Legal Branch Chief

    Sherry Haywood, Staff Attorney

Re:	SolarCity Corporation
Form 10-K for the Year Ended December 31, 2013
Filed March 18, 2014
Form 10-Q for the Period Ended June 30, 2014
Filed August 7, 2014
Form 8-K
Filed August 7, 2014
File No. 1-35758

Ladies and Gentlemen:

SolarCity Corporation (“SolarCity” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 24, 2014 (the “Comment Letter”), relating to SolarCity’s Form 10-K for the Year Ended December 31, 2013 (File No. 001-35758) originally filed with the Commission on March 18, 2014 (the “Form 10-K”), SolarCity’s Form 10-Q for the Period Ended June 30, 2014 (File No. 001-35758) originally filed with the Commission on August 7, 2014 (the “Form 10-Q”), and SolarCity’s Current Report on Form 8-K (File No. 001-35758) originally filed with the Commission on August 7, 2014 (the “Form 8-K”). In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response.

Form 10-K

Management’s Discussion and Analysis

Critical Accounting Policies

Deferred U.S. Treasury Department Grant Income, page 53

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

In response to the Staff’s comment, SolarCity acknowledges that, as described in certain of our responses below, we will address the comments contained in the Comment Letter in future filings with the Commission, as applicable.

2. Given that it appears only solar energy systems that began construction prior to the end of 2011 are eligible for the U.S. Treasury grant program, please expand your disclosures to explain how you continue to be eligible for new grants and how much longer you expect to continue to be eligible for new grants under this program.

3055 Clearview Way  San Mateo, CA 94402   T (650) 638-1028 (888) SOL-CITY  F 650.638-1029  solarcity.com

AZ ROC 243771/ROC 245450, CA LIC#888104, CO EC8041, CT HIC 0632778/ELC 0125305, DE 2011120386/ T1-6032, DC #71101486/ECC902585, HI CT-29770, MA HIC 168572, MD MHIC 128948, NV NV20121135172/EC 0078648, NJ NJHIC#13VH06160600/34EB01732700, OR CB180498/C562/PB1102, PA HICPA077343, TX TECL27006, WA SOLARC*91901/SOLARC*905P7, MASS EL-1136MR. © 2014 SolarCity Corporation. All rights reserved.

Securities and Exchange Commission

October 7, 2014

In response to the Staff’s comment, we respectfully advise the Staff that we continue to be eligible to receive U.S. Treasury grants on solar energy systems in accordance with the safe harbor provision under Section 1603 of the American Recovery and Reinvestment Act of 2009. This safe harbor allows continued eligibility to receive U.S. Treasury grants for solar energy systems on which we had (i) spent at least 5% of the value of the system, including expenditures incurred on solar energy system components, prior to the end of 2011, and (ii) completed the application for the U.S. Treasury grants by September 30, 2012, even for the systems not placed in service by that date.

As of December 31, 2013, we had placed in service the majority of solar energy systems that were eligible for the U.S. Treasury grants, and we had received substantially all of the U.S. Treasury grants that we had applied for. We received approximately $0.3 and $0.1 million in U.S. Treasury grants in the three months ended March 31, 2014 and June 30, 2014, respectively. We expect to receive an additional $16.8 million of U.S. Treasury grants in future periods that have not yet been approved by the U.S. Treasury Department. Our accounting policy is to recognize grants receivable once approved by the U.S. Treasury Department.

In response to the Staff’s comment, we hereby undertake in future annual and quarterly reports filed with the Commission to clarify how we continue to be eligible to receive U.S. Treasury grants for solar energy systems placed in service after 2011 pursuant to the safe harbor provision of Section 1603 of the American Recovery and Reinvestment Act of 2009, and the amount of U.S. Treasury grants that we expect to receive in future periods.

Form 10-K

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 69

3. We note your disclosures on page 31 in which you obtained waivers related to covenants contained in your debt agreements. Please expand your disclosures to address the following:

•	Please disclose the terms of waivers received, including how long the terms of the covenants were specifically waived;

In response to the Staff’s comment, we respectfully inform the Staff that we have received the following waivers related to covenants contained in our debt agreements:

•

On January 24, 2011, we entered into a Term Loan Agreement with U.S. Bank National Association for the purchase of vehicles (the “2011 Vehicle Facility”). On April 1, 2011, we entered into a Revolving Credit Agreement with U.S. Bank National Association to provide working capital (the “2011 Working Capital Facility”). Each facility contained substantially the same financial covenants. On October 19, 2011, we received a waiver under each facility relating to our failure to timely provide audited financial statements for the year ended December 31, 2010. The waiver was limited to our failure to timely provide audited financial statements and extended the time period in which we were obligated to provide our audited financial statements.

•

On June 28, 2012, we amended the 2011 Vehicle Facility and the 2011 Working Capital Facility to waive minimum liquidity covenants that we failed to meet for the months ending April 30, 2012 and May 31, 2012. The amendment waived our non-compliance for the months of April and May 2012, and adopted less restrictive minimum liquidity covenants for the 2011 Vehicle Facility and the 2011 Working Capital Facility.

•

On August 15, 2012, we received a waiver under the 2011 Vehicle Facility and the 2011 Working Capital Facility relating to our failure to meeting a minimum quarterly activity-based non-GAAP metric as of June 30, 2012. The waiver was limited to the June 2012 reporting period.

Securities and Exchange Commission

October 7, 2014

•

On March 8, 2012, we entered into a Credit Agreement with Bank of America, N.A., as administrative agent, and certain other lenders to finance certain inventory (the “2012 Inventory Facility”). On September 10, 2012, we refinanced all amounts borrowed under the 2011 Working Capital Facility with a new revolving credit facility (the “Revolving Credit Facility”) and terminated the 2011 Working Capital Facility. On May 9, 2013, we received a waiver relating to our failure to maintain a debt service coverage ratio as of March 31, 2013 under the 2011 Vehicle Facility, the 2012 Inventory Facility and the Revolving Credit Facility. The waiver was limited to the March 2013 reporting period.

In August 2013, we paid off and terminated the 2012 Inventory Facility. In November 2013, we amended and restated the Revolving Credit Facility and paid off and terminated the 2011 Vehicle Facility. As of December 31, 2013 and June 30, 2014, our only unconsolidated debt facility was our Amended and Restated Revolving Credit Facility. As part of our financial close process, we review compliance with all financial covenants contained in our debt agreements. As of December 31, 2013 and June 30, 2014, we were in compliance with all covenants.

In response to the Staff’s comment, we hereby undertake in future annual and quarterly reports filed with the Commission to disclose the terms of any future waivers related to our failure to comply with any covenants contained in our debt agreements. In light of our current liquidity and financial condition, and our belief that it is not reasonably likely that we will fail to comply with our remaining financial covenants in the near term, we do not believe that disclosure of the specific terms of previously received waivers would be meaningful to investors due to the lack of material trends or uncertainties.

•

Please disclose the potential impact on your liquidity and capital resources if you do not comply with any remaining covenants and/or are unable to obtain a waiver of compliance in the future. Specifically, you should state whether noncompliance with any remaining covenants could lead to the acceleration of payments due under any of your debt arrangements; and

In response to the Staff’s comment, we respectfully advise the Staff that in the event we are unable to comply with each of the covenants contained in our debt agreements and/or are unable to obtain a waiver of any non-compliance in the future, we may be considered in default under our debt agreements. Upon the occurrence of an event of default under our Amended and Restated Revolving Credit Facility, our lenders, through the administrative agent, may (i) terminate the lenders commitment to provide any further loans or extensions on outstanding letters of credit, (ii) accelerate all unpaid principal, accrued interest, and any other amounts owed to be immediately due and payable, (iii) require us to collateralize any outstanding letters of credit with cash, and (iv) exercise all rights and remedies available to them under the loan documents or applicable laws.

In response to the Staff’s comment, we hereby undertake in future annual and quarterly reports filed with the Commission to provide further disclosure relating to the potential impact on our liquidity and capital resources if we were unable to comply with the covenants in our debt agreements and/or are unable to obtain waivers of any non-compliance.

•

Please disclose the specific terms of the significant financial covenants to which you are subject with any required ratios/amounts. Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

In response to the Staff’s comment, we respectfully advise the Staff that our Amended and Restated Revolving Credit Facility contains the following two financial covenants:

1)	Interest Coverage Ratio: We are obligated to maintain an Interest Coverage Ratio of 1.5-to-1 as of the end of each fiscal quarter. The Interest Coverage Ratio is measured by dividing

Securities and Exchange Commission

October 7, 2014

(a) an amount equal to the excess of (i) our trailing 12-month consolidated gross profit over (ii) twenty percent of our trailing 12-month consolidated general and administrative expenses by (b) our unconsolidated trailing 12-month cash interest charges.

2)	Unencumbered Liquidity: We are obligated to maintain at least $50 million of unencumbered liquidity as of the end of each month. Unencumbered liquidity is defined as the average daily cash and cash equivalents of SolarCity and our non-excluded subsidiaries.

As of December 31, 2013 and June 30, 2014, we were in compliance with each of these financial covenants, and we do not currently believe it is reasonably likely that we will fail to comply with these financial covenants in the near term. In response to the Staff’s comment, we hereby undertake in future annual and quarterly reports filed with the Commission to disclose the specific terms of the significant financial covenants to which we are subject.

Form 10-K

Management’s Discussion and Analysis

Operating Activities (Restated), page 69

4. Please disclose the current amount of unused borrowing capacity available under your debt agreements without violating any debt covenants. Refer to Item 303(a)(1) of Regulation S-K.

In response to the Staff’s comment, we respectfully advise the Staff that we had $327.5 million of unused borrowing capacity available under our debt agreements that could be drawn down without violating any covenants, as of June 30, 2014, as summarized in the table below (in thousands):

	Available Borrowing Limit	Outstanding Amount Borrowed	Unused Borrowing Capacity
Revolving credit facility	$200,000	$193,459	$6,541
Term loan obtained on February 4, 2014	250,000	45,555	204,445
Term loan obtained on May 23, 2014	125,000	8,457	116,543
Total	$575,000	$247,471	$327,529

Additionally, we had a further $344.0 million of available financing under a financing fund structured as a debt facility that is to be used to partially fund our SolarStrong initiative, which is our plan to build solar energy systems for privatized U.S. military housing communities across the country, as disclosed in our prior filings under the “Borrowings under Bank Lines of Credit” footnote.

In response to the Staff’s comment, we hereby undertake in future annual and quarterly reports filed with the Commission to indicate the amount of unused borrowing capacity that could be drawn down on our debt agreements as of the end of the most recent fiscal period without violating any covenants.

Form 10-K

Management’s Discussion and Analysis

Operating Activities (Restated), page 69

5. Please expand your disclosures to better explain increases in deferred revenue each period presented. For the year ended December 31, 2013, your disclosures indicate that the increases are related to upfront lease payments received from customers and solar energy system incentive rebate payments received from various state and local governments. Please clarify the structures under which you are receiving these large upfront lease payments. Please help us understand why there would not be corresponding increases in the lease-pass through financing obligations from December 31, 2012 to December 31, 2013, as our understanding is that this is the primary structure under which you receive upfront lease payments.

Securities and Exchange Commission

October 7, 2014

In response to the Staff’s comment, we respectfully advise the Staff that our deferred revenue balance includes both (i) deferred revenue related to lease payments received from end-user customers and (ii) rebates associated with these systems. Deferred revenue is generated by leased solar energy systems under each of our financing structures, including joint venture, lease pass-through, sale-leaseback, and solar asset securitization fund structures. Our experience has shown that our lease pass-through fund partners, which generally include banks, generally prefer not to receive end-user customer leases subject to upfront prepayments. As a result of this preference, our joint venture fund structures (which we consolidate) generally receive most end-user customer leases that contain higher upfront prepayments, and our joint venture structures generate higher deferred revenue than our lease pass-through fund structures.

With respect to our lease pass-through obligations, we record these obligations as payments are received from investors under lease pass-through fund structures. We treat these receipts as borrowings and record them as lease pass-through financing obligations in our consolidated balance sheet. Accordingly, we would not expect the increases in lease pass-through financing obligations to correspond with increases in deferred revenue, as they are generally not correlated. With respect to our lease pass-through structures, customer payments and rebates are received by the investor and are applied to reduce the financing obligation. As a consequence, deferred revenue in lease pass-through fund structures and lease pass-through obligations are inversely related.

In response to the Staff’s comment, we hereby undertake in future annual and quarterly reports filed with the Commission to identify the sources of deferred revenue by specifically highlighting the structures that have originated additional deferred revenue in the reporting period.

Form 10-K

Financial Statements

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies and Procedures

Corrections and Restatement of Prior Period Amounts, page 82

6. Please help us better understand the nature of the restatement related to the presentation of non-cash stock-based compensation costs on the statements of cash flows pursuant to ASC 230. Please advise why the restatement reduced the amount of stock-based compensation expense presented as a reconciling item to arrive at net cash provided by operating activities.

In response to the Staff’s comment, we respectfully advise the Staff that the restatement of stock-based compensation in the consolidated statements of cash flows was primarily related to stock-based compensation capitalized as a cost component of solar energy systems, leased and to be leased.

We determined that we had overstated our cash flows from operating activities by including within the adjustment to add back stock-based compensation amounts that were capitalized as a component of solar energy systems, leased and to be leased. Since such amounts were not included within stock-based compensation expense in the income statement, they should have been excluded from the adjustment to add back stock-based compensation. Correspondingly, we determined that we had previously overstated our cash outflows from investing activities as those amounts had included amounts related to stock-based compensation that was capitalized as a cost component of solar energy systems, leased and to be leased. Since these amounts are noncash, we determined that these amounts should have been excluded from cash outflows from investing activities. To correct for this error, we restated our consolidated statements of cash flows to reduce the adjustment to add back stock-based compensation and also to reduce the cash outflows for solar energy systems, leased and to be leased.

Securities and Exchange Commission

October 7, 2014

Form 10-K

Financial Statements

Notes to the Financial Statements

Note 14. Solar Asset-Backed Notes and Securitization, page 113

7. In regard to the transaction in November 2013 in which you terminated a lease pass-through arrangement and issued $54 million in Solar Asset Backed Notes, please address the following:

•	Please disclose the carrying amount and classifications of the corresponding assets securitized by the notes. Refer to ASC 860-30-50-1A(b);

In response to the Staff’s comment, we respectfully advise the Staff that as of June 30, 2014, the solar assets securitizing the Solar Asset-backed Notes had a carrying amount of $146.6 million and are included in the condensed consolidated balance sheets under solar energy systems, leased and to be leased – net.

In response to the Staff’s comment, we hereby undertake in future annual and quarterly reports filed with the Commission to disclose the carrying value of the solar assets securitizing the Solar Asset-backed Notes and confirm that such assets are a component of solar energy systems, leased and to be leased.

•

You granted the right to participate in the future residual returns of a SPE, which you wholly own, to an investor as part of the November 2013 securitization transaction and recorded a liability related to this right. Please help us understand how you determined the appropriate balance sheet classification of this right, including what consideration was given as to whether these rights represent redeemable noncontrolling interests pursuant to ASC 810-10-45; and

In response to the Staff’s comment, we respectfully advise the Staff that following the termination of the master lease agreement in a lease pass-through arrangement with an investor that had been accounted for as a borrowing, the assets under this arrangement were transferred to a special purpose entity (an SPE) and used to issue Solar Asset-backed Notes. As consideration for the termination of the master lease agreement, we agreed to pay the investor a specified amount of cash up-front and the balance was to be paid over time. The balance will be paid using the net cash flows generated by the same assets previously leased under the master lease arrangement, after payment of the principal and interest on the Solar Asset-backed Notes and expenses related to the assets and the debt, including asset management fees, custodial fees and trustee fees. The arrangement to make payments to the investor will terminate when the investor achieves a specified cumulative rate of return.

The features of this right to participate in the residual cash flows of the SPE, which we also refer to as a participation interest, as contractually agreed amongst the various parties to the transaction, are as follows:

•	The term of the participation interest runs from November 21, 2013 through the date that the holder achieves a cumulative return of 11.03%;

•	The entity issuing the participation interest was not designed to be a partnership, joint venture, or similar relationship between or among the holder and SolarCity or any affiliate of SolarCity;

•	The holder of the participation interest (the investor) is not a member of the SolarCity affiliate that issued the participation interest;

•	The participation interest would be treated as debt for federal income tax purposes;

Securities and Exchange Commission

October 7, 2014

•	A SolarCity affiliate has the option to acquire the participation interest from the holder at a price equal to the amount required for the holder to achieve the cumulative return; and

•	The holder has the right to put the participation interest to a SolarCity affiliate for a price equal to the amount required for the holder to achieve the cumulative return.

In determining the nature of the participation interest (i.e., equity or liability), we considered the following factors:

a.	The entity that issued the participation interest was not a partnership, and SolarCity is the sole member;

b.	The participation interest has a specified fixed cumulative return that upon achievement of the cumulative return would cause the termination of the participation interest. Accordingly, the holder would never share in any returns beyond the contractual cumulative return, while at the same time the holder is protected from any losses through the put option;

c.	The holder has no voting rights in the entity;

d.	The holder has no participation in the management of the entity;

e.	Under ASC 480, Distinguishing Liabilities from Equity, the participation interest does not embody an obligation to either (i) buy back the entity’s shares or (ii) issue a variable number of shares, which indicates that the participation interest is not an equity instrument; and

f.	We also considered ASC 815-40- 25-7, which states that contracts that include any provision that could require net cash settlement cannot be accounted for as equity of the entity (that is, asset or liability classification is required for those contracts), except in those limited circumstances in which holders of the underlying shares also would receive cash.

While we noted that the participation interest does not provide for any creditor rights, which is a debt feature, it has more debt-like features, as discussed above, than equity-like features. Consequently, we concluded that the participation interest is more closely aligned to debt rather than an equity classification. The participation interest was therefore recorded as a liability and not a redeemable noncontrolling interest under ASC 810-10-45.

In response to the Staff’s comment, we hereby undertake in future annual and quarterly reports filed with the Commission to disclose the following terms of the participation interest to clarify why the participation interest was classified as a liability: the investor has no voting or management rights in the SPE, the right to participate in the residual cash flows would terminate upon the investor achieving a specified fixed cumulative return, the right was designed to be treated as debt, and it embodies an obligation to settle in cash.

•

In connection with the pooling of assets that were transferred to the SPE, you terminated a lease pass-through arrangement with an investor that had been accounted for as a borrowing. The balance that was outstanding under this arrangement was $56.4 million. You paid the investor $40.2 million and issued the investor the right to participate in the future residual returns of the SPE for which you recorded liabilities of approximately $15.8 million at December 31, 2013. In a similar manner, we note that you terminated a lease pass-through arrangement in April 2014 for purposes of transferring assets into another SPE for additional Solar Asset-Backed notes. Please expand your disclosures in the Liquidity and Capital Resources section of MD&A to better explain the business purposes of terminating lease pass-through borrowing arrangements in exchange for new Solar Asset Backed Notes.

Securities and Exchange Commission

October 7, 2014

In response to the Staff’s comment, we respectfully advise the Staff that the business purpose of these transactions is to monetize our solar assets at the lowest cost of capital, consistent with our previously disclosed financial strategy. We have determined that the cost of capital relating to the issuance of Solar Asset-backed Notes is less than the cost of capital associated with other financing structures, in particular to the lease pass-through arrangement that had been terminated.

In response to the Staff’s comment, we hereby undertake in future annual and quarterly reports filed with the Commission to disclose the business purpose associated with such transactions.

Form 10-K

Financial Statements

Notes to the Financial Statements

Note 22. Income Taxes, page 126

8. You released $24.8 million of your deferred tax asset valuation allowance as a result of recording a net deferred tax liability of $24.8 million in your acquisition of Zep Solar. Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of these deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

In response to the Staff’s comment, we hereby undertake in future annual and quarterly reports filed with the Commission to clarify that the deferred tax liability of $24.8 million that we relied upon in making our assessment of the realizability of deferred tax assets in connection with our accounting for the acquisition of Zep Solar was reversed within the same period and same jurisdictions, and is of the same character as the temporary differences which give rise to the deferred tax assets.

Form 10-Q

Note 15. Commitments and Contingencies

Other Contingencies, page 19

9. For certain matters, you state that you intend to defend yourself and pursue your own claims or that you believe that the claims are without merit and intend to defend yourself. Please confirm that you have determined that there is not at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for these matters. Alternatively, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

In response to the Staff’s comment, we respectfully advise the Staff that for the matters disclosed in “Note 15. Commitments and Contingencies; Other Contingencies” of the Form 10-Q, we have determined that, for each such matter, either (a) there is no reasonable possibility that a loss may have been incurred in excess of the amounts already recognized; or (b) any reasonably possible additional loss, in excess of the amounts already recognized, is immaterial or cannot be estimated.

In response to the Staff’s comment, with respect to such matters, to the extent that there is any reasonably possible additional loss in excess of the amounts already recognized, we hereby undertake in future annual and quarterly reports filed with the Commission to disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.

Securities and Exchange Commission

October 7, 2014

Form 10-Q

Item 4. Controls and Procedures, page 35

10. Based on the evaluation of disclosure controls and procedures as of June 30, 2014, your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective as of June 30, 2014, except for the impact of material weaknesses in your internal control over financial reporting. We believe that Item 307 of Regulation S-K requires your officers to conclude if your disclosure controls and procedures are “effective.” We do not believe it is appropriate for your officers to conclude that your disclosure controls and procedures are effective “except for” certain identified problems. Your officers must definitively conclude whether your disclosure controls and procedures are effective or ineffective. Your officers should consider the identified problems in determining if your disclosure controls and procedures are effective. If your officers conclude your disclosure controls and procedures are effective, please disclose the basis for their conclusion in light of these material weaknesses. If you determine that your disclosure controls and procedures were ineffective as of June 30, 2014 when considering these identified problems, please amend your Form 10-Q for the period ended June 30, 2014 to include your revised assessment of your disclosure controls and procedures.

In response to the Staff’s comment, we intend to amend Item 4 of the Form 10-Q to state that “. . . due to the impact of material weaknesses in our internal control over financial reporting, as previously disclosed in our Annual Report on Form 10-K for the year ended December 31, 2013, our disclosure controls and procedures were not effective as of June 30, 2014.”

Form 8-K

11. Your present estimated nominal contracted payments remaining and retained value as these are operating metrics that you rely upon to manage your business and believe present a meaningful representation of your new sales activity and business outlook. Please expand your disclosures to discuss the basis and limitations of each of these metrics. Please ensure your revised disclosures address the following:

•	Please disclose all significant assumptions used in arriving at these metrics. For example, it is not clear what discount rate is being used to determine retained value;

In response to the Staff’s comment, we respectfully advise the Staff of the following significant assumptions used in determining our operating metrics:

Estimated Nominal Contracted Payments Remaining

•

Our calculation estimates the sum of cash payments obligated to be paid to us under our Energy Contracts for solar energy systems already deployed and in backlog over the remaining term of such contracts.

Retained Value

•

Our calculation represents the forecasted net present value of Nominal Contracted Payments Remaining and estimated performance-based incentives allocated to us net of amounts we are obligated to distribute to our fund investors and estimated operations and maintenance, insurance, administrative and inverter replacement costs.

•	Our calculation assumes a net present value based on a discount rate of 6%.

•	Our calculation assumes all Energy Contracts are renewed at a rate equal to 90% of the contractual rate in effect at the expiration of the initial term.

Securities and Exchange Commission

October 7, 2014

•	Our calculation estimates the amount of operations and maintenance, insurance, administrative and inverter replacement costs, based on contractually agreed amounts as well as our historic expenses.

•

Our calculation does not make any assumption as to the rate of default or early termination under our customer contracts. With the exception of a limited number of government and commercial contracts, our standard customer contracts do not allow for early termination by our customers for convenience.

In response to the Staff’s comment, we hereby undertake in future annual and quarterly reports filed with the Commission and future announcements furnished to the Commission, as applicable, to clearly disclose all significant assumptions used in determining the operating metrics included in such reports and announcements, and to discuss the basis and limitations of each of these metrics.

•

Please describe the basis for any significant assumptions used in arriving at these measures. For example, you should disclose your basis for assuming that all energy contracts will be renewed at a rate equal to 90% of the contractual rate in effect at expiration of the initial term. Please also provide a quantitative sensitivity analysis of the effects of changes in any significant assumptions on these measures. Please also tell us what consideration you gave to separately presenting the “retained value under energy contract” and “retained value renewal” to help better illustrate the impact if customers do not renew their contracts after the initial 20 year term;

In response to the Staff’s comment, we respectfully advise the Staff that we base our assumption that all Energy Contracts will be renewed primarily on two factors. The first factor is that the life expectancy of the equipment used in our solar energy systems (typically 30 years or more) exceeds the initial contract term (typically 20 years). The second factor is that, assuming utility rates for residential electricity continue to increase at their historic pace, the price of the energy generated by our solar energy systems will continue to represent an economic incentive for our customers to renew their contracts with us.

In response to the Staff’s comment, we hereby undertake in future annual and quarterly reports filed with the Commission and future announcements furnished to the Commission, as applicable, to provide a quantitative sensitivity analysis of the effects of changes in our significant assumptions on these operating metrics.

We further advise the Staff that we have given significant consideration to the disclosure of our Retained Value operating metric. In particular, we separately report Retained Value under Energy Contract and Retained Value Renewal in our publicly available earnings presentations. In response to the Staff’s comment, we hereby undertake in future announcements furnished to the Commission to separately report Retained Value under Energy Contract and Retained Value Renewal.

•

In your determination of retained value, please describe in more detail your basis for the assumptions regarding estimated expenses and amounts you are obligated to distribute to your fund investors; and

In response to the Staff’s comment, we respectfully advise the Staff that we estimate our expenses by reviewing both the fixed price contracts we enter into with our financing fund investors to provide these services, and the actual equipment replacement costs we have incurred in our operating history. We continually review these assumptions in reviewing our cost estimates for these services. We estimate the amounts we are required to distribute to our fund investors by reviewing the amounts we are contractually obligated to distribute to them.

Securities and Exchange Commission

October 7, 2014

•

Please discuss any limitations of these metrics. For example, if lease contracts can be terminated early under specific circumstances, you should disclose that your metrics do not take into account these potential early terminations.

In response to the Staff’s comment, we hereby undertake in future annual and quarterly reports filed with the Commission and future announcements furnished to the Commission, as applicable, to discuss material limitations of our operating metrics.

We respectfully advise the Staff that, with the exception of a limited number of government and commercial contracts, our standard customer contracts do not allow for early termination by our customers for convenience. Any customers whose contracts are terminated for default or other reasons are removed from our calculation of retained value forecast each quarter.

* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please direct your questions or comments to me at (650) 963-4596. In addition, we respectfully request that you provide a copy of any additional comments you may have to my attention at bbuss@solarcity.com. Thank you for your assistance.

SOLARCITY CORPORATION

/s/ Brad W. Buss

Brad W. Buss

Chief Financial Officer

cc:	Lyndon R. Rive, President and Chief Executive Officer
Donald R. Kendall, Jr., Chairman, Audit Committee
Seth R. Weissman, General Counsel, Executive Vice President and Secretary
Keith D. Lupton, Ernst & Young LLP
Steven V. Bernard, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Michael E. Coke, Esq., Wilson Sonsini Goodrich & Rosati, P.C.